Exhibit 3.3

Certificate of Designation of
Series C Convertible Preferred Stock of
JFB Construction Holdings

Pursuant to Section 78.1955 of the
Nevada Revised Statutes

JFB Construction Holdings, a Nevada corporation (the “Corporation”), does hereby certify that, pursuant to the authority contained in its Articles of Incorporation (“Articles”), as amended, and in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes (the “NRS”), the Corporation’s Board of Directors has duly adopted the following resolutions creating a series of Preferred Stock designated as Series C Convertible Preferred Stock:

RESOLVED, that the Corporation hereby designates and creates a series of the authorized Preferred Shares of the Corporation, designated as Series C Convertible Preferred Stock, as follows:

FIRST: that, of the 10,000,000 Preferred Shares, having a par value of $0.0001 per share (“Preferred Stock”) authorized to be issued by the Corporation, 4,400,000 shares are hereby designated as “Series C Convertible Preferred Stock.” The rights, preferences and limitations granted to and imposed upon the Series C Convertible Preferred Stock are as set forth below:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share.

“Conversion” shall have the meaning set forth in Section 5.

“Conversion Date” shall have the meaning set forth in Section 5(a).

“Conversion Period Commencement Date” means the Closing Date (as defined in the Private Purchase Agreement).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of the Series C Preferred Stock in accordance with the terms hereof.

“Governmental Entity” means any foreign governmental authority, the United States of America, any state of the United States and any political subdivision of any of the foregoing, and any agency, instrumentality, department, commission, board, bureau, central bank, authority, court or other tribunal, in each case whether executive, legislative, judicial, regulatory or administrative, having jurisdiction over the Buyers, a Seller or the Company, any of the Company’s Subsidiaries or their respective property.

“Holder” means holder of the Series C Preferred Stock.

“Notice of Conversion” shall have the meaning set forth in Section 5(a).

“Original Issue Date” means the date of the first issuance of any shares of the Series C Preferred Stock under the terms of the Private Purchase Agreement.

“Private Purchase Agreement” means the Securities Purchase Agreement, dated September 26, 2025, between the buyer and seller named therein, as amended, modified or supplemented from time to time in accordance with its terms.

“Series C Preferred Stock” means the Corporation’s Series C Convertible Preferred Stock, par value $0.0001 per share.

“Stated Value” means the stated value of the Series C Convertible Preferred Stock, which shall be $10.00 per share, subject to adjustment for stock splits, dividends, combinations and related transactions as set forth herein.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, the OTCQB, OTCQX, Pink Open Market (or any successors to any of the foregoing).

“Triggering Event” shall have the meaning set forth in Section 7(a).

“Triggering Redemption Amount” means, the sum of (x) 100% of the consideration paid for the Series C Preferred Stock pursuant to the Private Purchase Agreement (y) all accrued but unpaid dividends thereon (if any), and (z) all other costs, expenses or amounts due in respect of the Preferred Stock including, but not limited to legal fees and expenses of legal counsel to the Holder in connection with, related to and/or arising out of a Triggering Event.

“Triggering Redemption Payment Date” shall have the meaning set forth in Section 7(b).

Section 2. Designation and Amount. Four Million Four Hundred Thousand (4,400,000) shares of Preferred Stock of the Corporation are hereby designated as “Series C Convertible Preferred Stock.”

Section 3. Dividends. So long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, any securities of the Corporation without the prior express written consent of the Holders (defined below). In the event that dividends are consented to by the Holders, then the Holders shall be entitled to receive, and the Corporation shall pay, dividends on shares of Series C Preferred Stock equal (on an as-if-converted-to-Common-Stock basis) to and in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of the Common Stock. No other dividends shall be paid on shares of Series C Preferred Stock.

Section 4. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed first, to the holders of the Series C Preferred Stock in proportion to the shares of Series C Preferred Stock owned by them, and applied toward the payment of the Triggering Redemption Amount, and thereafter, any remainder shall then be distributed to the holders of other Preferred Stock and Common Stock in proportion of the number of such shares then held by them.

Section 5. Conversion. Holders of Series C Preferred Stock shall have the following rights with respect to the conversion (“Conversion”) of the Series C Preferred Stock into shares of Common Stock:

(a) Conversions at Option of Holder. Subject to and in compliance with the provisions of this Section 5, upon the Conversion Period Commencement Date, each share of Series C Preferred Stock may, at the option of the Holder, be converted into fully paid and non-assessable shares of Common Stock, as set forth herein, upon notice (a “Notice of Conversion”) to the Corporation. The Holders shall effect conversions by providing the Corporation with a Notice of Conversion that shall specify the Conversion Price, the number of shares of Series C Preferred Stock to be converted, the number of shares of Series C Preferred Stock owned prior to the conversion at issue, the number of shares of Series C Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Holder delivers such Notice of Conversion to the Corporation (the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. To effect conversions, as the case may be, of shares of Series C Preferred Stock, a Holder shall not be required to surrender the certificate(s) representing such shares of Series C Preferred Stock to the Corporation unless all of the shares of Series C Preferred Stock represented thereby are so converted, in which case the Holder shall deliver the certificate representing such shares of Series C Preferred Stock promptly following the Conversion Date at issue. The Corporation shall issue certificates representing the Conversion Shares promptly, but in no event more than five (5) business days following surrender by a Holder of the certificate(s) representing the converted shares of Series C Preferred Stock to the Corporation (such date that the Corporation is required to deliver such certificate(s), the “Delivery Date”).

(b) Conversion Price; Conversion Shares. The “Conversion Price” of the Series C Preferred Stock shall be $5.44. Each share of Series C Preferred Stock shall be convertible into approximately 1.838 shares of Conversion Shares, subject to adjustment as set forth hereunder, being the result of dividing the Stated Value by the Conversion Price.

(c) Limitations of Conversion. Notwithstanding anything to the contrary herein, the Holders of Series C Preferred Stock may not effectuate any Conversion and the Corporation may not issue any shares of Common Stock in connection therewith that would be in excess of that number of shares of Common Stock equivalent to 4.99% of the number of shares of Common Stock (the “Maximum Percentage”); provided, however, that the Holders may effectuate any Conversion and the Corporation shall be obligated to issue shares of Common Stock in connection therewith that would not trigger such a requirement. To the extent the above limitation applies, the determination of whether the Series C Preferred Stock held by such Holder shall be convertible (vis-à-vis other convertible, exercisable or exchangeable securities owned by such Holder or any of its affiliates) and of which such securities shall be convertible, exercisable or exchangeable (as among all such securities owned by such Holder and its affiliates) shall, subject to such Maximum Percentage limitation, be determined on the basis of the first submission to the Company for conversion, exercise or exchange (as the case may be). No prior inability of a Holder to convert Series C Preferred Stock, or of the Company to issue shares of Common Stock to such Holder, pursuant to this Section 5(c) shall have any effect on the applicability of the provisions of this Section 5(c) with respect to any subsequent determination of convertibility or issuance (as the case may be). For purposes of this Section 5(c), beneficial ownership and all determinations and calculations (including, without limitation, with respect to calculations of percentage ownership) shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The provisions of this Section 5(c) shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 5(c) (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage beneficial ownership limitation herein contained, or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this Section 5(c) shall apply to a successor holder of Series C. Preferred Stock For any reason at any time, upon the written or oral request of a Holder, the Company shall within one Business Day confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding, including by virtue of any prior conversion or exercise of convertible or exercisable securities into Common Stock, including, without limitation, pursuant to this Certificate of Designation.

(d) Stock Splits. If the Corporation, at any time after the Original Issue Date and while at least one share of Series C Preferred Stock is outstanding: (i) subdivides outstanding shares of Common Stock into a larger number of shares, (ii) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares or (iii) issues by reclassification of shares of Common Stock any shares of capital stock of the Corporation, then in each case the Conversion Price shall be multiplied by a fraction of which (x) the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and (y) the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to this Section shall become effective immediately after the effective date of the applicable event described in subsections (i) through (iii) above.

(e) Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 5(e) above, if at any time the Corporation grants, issues or sells any Common Stock Equivalents or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired as if the Holder had held the number of shares of Common Stock convertible from Series C Preferred Stock held by such Holder (without regard to any limitations on exercise hereof) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of shares of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding the Maximum Percentage, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such shares of Common Stock as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Maximum Percentage).

(f) Lower Price Issuances. For a period (a) commencing on the applicable issuance date of the Series C Preferred Stock and (b) ending on the date that is eighteen months after such issuance date, if the Company issues or sells any securities, including options, warrants or convertible securities at a price of or with an exercise or conversion price of, or an exchange at, less than the Conversion Price, then upon such issuance or sale, the Conversion Price shall be reduced to the sale price or the exercise or conversion price of the securities issued or sold; provided, however, that in no event shall the Conversion Price be adjusted to less than $2.77 (as adjusted for stock splits, combinations, recapitalizations and similar events, the “Floor Price”); provided, further, that if the Conversion Price is reduced as the result of the issuance of convertible or derivative securities, and all of such convertible or derivative securities lapse without the issuance of Common Stock, then the Conversion Price shall be re-adjusted to what it would be but for the issuance of the convertible or derivative securities. Whenever the Conversion Price is adjusted pursuant to any provision of this Section, the Company shall promptly give notice to the Holder setting forth the Conversion Price after such adjustment and any resulting adjustment to the number of Conversion Shares and setting forth a statement of the facts requiring such adjustment (the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section, upon the occurrence of any Dilutive Issuance or other reduction of the Conversion Rate, the Holder is entitled to receive a number of Conversion Shares based upon the reduced Conversion Price regardless of whether the Holder accurately refers to the Conversion Price in the Notice of Exercise. In order to comply with the Rules of the Nasdaq, in no event shall the adjusted Conversion Price in this Section 5(f) be below the Floor Price set forth in this Section 5(f).

(g) Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(h) Reservation of Shares. The Corporation covenants and agrees that any Conversion Shares issued upon the conversion of the Series C Preferred Stock will, upon issuance, be validly issued and outstanding, fully paid and non-assessable, and free from all taxes, liens and charges with respect to the issuance thereof. The Corporation further covenants and agrees that the Corporation will at all times have authorized and reserved a sufficient number of shares of its Common Stock to provide for issuance of the Conversion Shares upon the conversion of the Series C Preferred Stock.

(i) Payment of Taxes. The Corporation and its paying agent shall be entitled to withhold taxes on all payments on the Series C Preferred Stock and Conversion Shares to the extent required by law. Prior to the date of any such payment, each Holder shall deliver to the Corporation or its paying agent a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or Internal Revenue Service Form W-8, as applicable. The Corporation shall pay any and all documentary, stamp and similar issue or transfer tax due on (A) the issue of the Series C Preferred Stock and (B) the issue of Conversion Shares; provided, however, in the case of any conversion of Series C Preferred Stock, the Corporation shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Conversion Shares in a name other than that of the Holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax or duty, or has established to the satisfaction of the Corporation that such tax or duty has been paid.

(j) Buy-In. If the Corporation fails, prior to the applicable Delivery Date, to, at its option, (i) deliver to such Holder the applicable certificate or certificates or (ii) cause its transfer agent to credit the account of such Holder or such Holder’s broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission system, and if after such Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm is required to purchase, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Delivery Date (a “Buy-In”), then the Corporation shall (A) pay in cash to such Holder the amount by which (x) such Holder’s total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue (or, if less, the number of shares actually delivered in satisfaction of such sale) multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series C Preferred Stock equal to the number of shares of Series C Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements. For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series C Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Corporation, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation’s failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series C Preferred Stock as required pursuant to the terms hereof.

(k) Partial Liquidated Damages. If the Corporation fails to deliver to a Holder shares of Common Stock by the Delivery Date, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Stated Value of Series C Preferred Stock being converted, $50 per business day (increasing to $100 per business day on the third business day and increasing to $200 per business day on the sixth business day after such damages begin to accrue) for each business day after the Delivery Date until such shares are delivered or Holder rescinds such conversion. Nothing herein shall limit a Holder’s right to pursue actual damages for the Corporation’s failure to deliver the shares or pay the cash within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

Section 6. Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 7. Redemption Upon Triggering Event.

(a) “Triggering Event” means, wherever used herein, (i) the objection or rejection by the Trading Market, any Governmental Entity, or any regulatory or self-regulatory agency of any of the Transactions (as defined in the Private Purchase Agreement) on or before December 31, 2025, or (ii) the failure of any regulatory or self-regulatory agency to approve all of the Transactions, if any such approval is required, on or before December 31, 2025.

(b) Upon the occurrence and continuance of a Triggering Event and following a ten (10) day opportunity to cure following written notice from the Holders to the Corporation, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Corporation to redeem all or any portion of the Series C Preferred Stock then held by such Holder for a redemption price equal to the full (for fully redemption) or pro rata (for portion redemption) Triggering Redemption Amount. The Triggering Redemption Amount shall be due and payable within ten (10) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”). If the Corporation fails to pay in full the Triggering Redemption Amount hereunder on the date such amount is due in accordance with this Section, the Corporation will pay interest thereon at a rate equal to the lesser of ten percent (10%) per annum or the maximum rate permitted by applicable law, from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.

SECOND: That such determination of the designation, rights, preferences and limitations relating to the Series C Preferred Stock, was duly made by the Board of Directors pursuant to the provisions of the Articles of the Corporation, and in accordance with the provisions of NRS 78.1955.

IN WITNESS WHEREOF, the Corporation has caused this Designation to be duly executed to be effective September 26, 2025.

JFB Construction Holdings, a Nevada corporation

By:	/s/ Joseph F. Baile III
Joseph F. Basile III Chief Executive Officer